Exhibit 99.1

(An Exploration Stage Company)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

As at and for the three months ended

March 31, 2013

GENTOR RESOURCES INC.

NOTICE TO READER

These interim condensed consolidated financial statements of Gentor Resources Inc. as at and for the three months ended March 31, 2013 have been prepared by management of Gentor Resources Inc. The auditors of Gentor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

2

GENTOR RESOURCES INC.

(An Exploration Stage Company)

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in US dollars) (unaudited)

As at	March 31, 2013	December 31, 2012

ASSETS
Current
Cash	$1,036,264	$1,689,511
Prepaids and advances (note 3)	416,339	205,559
Total current assets	$1,452,603	$1,895,070

Long term deposit (note 4)	10,000	10,000
Capital assets (note 6)	219,003	257,139
Mineral properties (note 5)	18,248,198	18,248,198

Total assets	$19,929,804	$20,410,407

LIABILITIES
Current
Accounts payable	$461,948	$390,349
Accrued liabilities	31,144	97,226
Due to related parties (note 7)	82,897	83,744
Total current liabilities	575,989	571,319

Total liabilities	$575,989	$571,319

SHAREHOLDERS’ EQUITY

Authorized 500,000,000 Common Shares, $0.0001 par value (note 9a) Issued and outstanding 62,753,840 Common Shares (December 31, 2012 – 62,753,840)(note 9b)	6,275	6,275
Additional paid-in capital	41,419,763	41,342,964
Deficit accumulated during the exploration stage	(22,072,223)	(21,510,151)
Total shareholders’ equity	19,353,815	19,839,088
Total liabilities and shareholders’ equity	$19,929,804	$20,410,407

See accompanying notes to these interim condensed consolidated financial statements.

3

GENTOR RESOURCES INC.

(An Exploration Stage Company)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in US dollars) (unaudited)

	For the three month	For the three month	Cumulative from
	period ended March	period ended March	inception on March 24,
	31, 2013	31, 2012	2005 to March 31, 2013

Expenses

Field camps expenses	$36,970	$59,878	$1,068,697
Surveying	-	-	193,912
Geophysics	5,000	892	914,497
Geochemistry	4,305	13,450	318,893
Geology	56,700	117,355	1,639,726
Drilling	-	152,708	4,892,100
Environmental testing	-	-	38,951
Mineral properties	-	-	663,045
Consulting fees – related parties	-	-	12,400
Consulting fees – others	-	-	194,624
Management fees	-	-	2,000
Professional fees	21,573	281,775	2,817,918
General and administrative expenses	416,743	679,227	8,022,850
Gain on sale of capital assets	-	-	(118,077)
Depreciation	38,136	33,368	740,173
Net operating loss	(579,427)	(1,338,653)	(21,401,709)
Interest income	17,354	8,201	86,337
Gain on Canadian dollar common share purchase warrants	-	208,705	344,216
Rental income	-	-	6,720
Warrant modification	-	-	(1,057,787)
Loss on deposit	-	-	(50,000)
Net loss and comprehensive loss	$(562,073)	$(1,121,747)	$(22,072,223)

Basic and diluted loss per common share (note 9d)	$(0.01)	$(0.02)

Weighted average number of basic and diluted common shares outstanding (note 9d)	62,753,840	62,753,840

See accompanying notes to these interim condensed consolidated financial statements.

4

GENTOR RESOURCES INC.

(An Exploration Stage Company)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in US dollars) (unaudited)

	For the three month period ended March 31, 2013	For the three month period ended March 31, 2012	Cumulative from inception on March 24, 2005 to March 31, 2013
CASH PROVIDED BY (USED IN):
Operating activities:
Adjustments required to reconcile net loss with net cash used in operating activities
Net loss	$(562,073)	$(1,121,747)	$(22,072,223)
Warrant modification	-	-	1,057,787
Depreciation	38,136	33,368	740,173
Gain on derivative financial instruments	-	(208,705)	(344,216)
Gain on sale of capital assets	-	-	(118,077)
Accrued interest included in notes payable	-	-	95,115
Stock based compensation – employees	76,799	154,522	1,381,009
Stock based compensation – consultants	-	-	97,500
Loss on deposit	-	-	50,000
Shares issued for mineral properties	-	-	100,000
Shares issued for services	-	-	180,000
Change in non cash working capital balances
Accounts payable	71,600	(185,457)	380,818
Accrued liabilities	(66,082)	(44,186)	22,327
Prepaids and advances	(210,780)	33,403	(463,967)
Cash used in operating activities	(652,400)	(1,338,802)	(18,893,754)
Financing activities
Loan payable repayment	-	-	(145,499)
Notes payable repayment	-	-	(93,344)
Due to related parties/advances	(847)	(28,333)	(448,257)
Common shares and warrants issued (net of issuance costs)	-	-	21,129,694
Cash (used in) provided by financing activities	(847)	(28,333)	20,442,594
Investing activities
Purchase of capital assets	-	-	(790,093)
Gentor Resources Limited acquisition	-	-	255,889
Proceeds from disposal of capital assets	-	-	200,628
Purchase of a certificate of deposit	-	-	(10,000)
Mineral properties expenditures	-	-	(169,000)
Cash used in investing activities	-	-	(512,576)
Net (decrease) increase in cash	(653,247)	(1,367,135)	1,036,264
Cash, beginning of the period	1,689,511	6,935,012	-
Cash, end of the period	$1,036,264	$5,567,877	$1,036,264

Supplemental cash flow information (note 10). See accompanying notes to these interim condensed consolidated financial statements.

5

GENTOR RESOURCES INC.

(An Exploration Stage Company)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the three month period ended March 31, 2013

(Stated in US dollars)

(unaudited)

	Number of common shares	Common shares amount	Additional paid- in capital	Accumulated deficit	Total shareholders’ equity (deficiency)
Shares issued on March 24, 2005 at $0.004 per share	12,500,000	$1,250	$48,750	$-	$50,000
Net loss for the year	-	-	-	(97,637)	(97,637)
Balance at December 31, 2005	12,500,000	1,250	48,750	(97,637)	(47,637)
Shares issued on December 15, 2006 at $0.20 per share	5,000,000	500	999,500	-	1,000,000
Net loss for the year	-	-	-	(233,900)	(233,900)
Balance at December 31, 2006	17,500,000	$1,750	$1,048,250	$(331,537)	$718,463

Shares issued on July 23, 2007 at $0.20 per share	500,000	$50	$99,950	$-	$100,000
Shares issued on July 31, 2007 at $0.20 per share	1,000,000	100	199,900	-	200,000
Shares issued on November 20, 2007 at $0.25 per share	1,000,000	100	249,900	-	250,000
Shares issued on December 17, 2007 at $1.00 per share	2,500,000	250	2,374,750	-	2,375,000
Net loss for the year	-	-	-	$(1,881,910)	$(1,881,910)
Balance at December 31, 2007	22,500,000	$2,250	$3,972,750	$(2,213,447)	$1,761,553
Net loss for the year	-	-	-	$(3,189,473)	$(3,189,473)
Balance at December 31, 2008	22,500,000	$2,250	$3,972,750	$(5,402,920)	$(1,427,920)
Net loss for the year	-	-	-	$(564,947)	$(564,947)
Balance at December 31, 2009	22,500,000	$2,250	$3,972,750	$(5,967,867)	$(1,992,867)
Shares issued on March 8, 2010 at $1.02 per share	13,063,000	1,306	13,322,954	-	13,324,260
Shares issued at $1.80 per share on April 28, 2010	2,600,000	260	4,679,740	-	4,680,000
Shares issued at $0.50 per share on April 29, 2010	4,000,000	400	1,164,512	-	1,164,912
Warrants issued on April 29, 2010	-	-	730,568	-	730,568
Shares issued at $0.75 per share on October 28, 2010	4,000,000	400	2,260,794	-	2,261,194
Warrants issued on October 28, 2010	-	-	738,806	-	738,806
Shares issued at $0.75 per share on October 29, 2010	333,334	33	183,844	-	183,877
Warrants issued on October 29, 2010	-	-	60,049	-	60,049
Shares issued at $0.75 per share on November 2, 2010	2,666,667	267	1,507,196	-	1,507,463
Warrants issued on November 2, 2010	-	-	492,537	-	492,537

6

GENTOR RESOURCES INC.

	Number of Common Shares	Common Shares Amount	Additional paid- in capital	Accumulated deficit	Total shareholders’ equity (deficiency)

Shares issued at $0.75 per share on November 18, 2010	26,000	3	14,695	-	14,698
Warrants issued on November 18, 2010	-	-	4,802	-	4,802
Shares issued at $0.75 per share on December 22, 2010	3,662,671	366	2,032,186	-	2,032,552
Warrants issued on December 22, 2010	-	-	663,851	-	663,851
Issuance of stock options on August 30, 2010	-	-	238,334	-	238,334
Net loss for the year	-	-	-	(3,610,465)	(3,610,465)
Balance at December 31, 2010	52,851,672	$5,285	$32,067,618	$(9,578,332)	$22,494,571
Shares issued at $0.75 per share on January 18, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 18, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on January 24, 2011	250,000	25	140,952	-	140,977
Warrants issued on January 24, 2011	-	-	46,523	-	46,523
Shares issued at $0.75 per share on January 26, 2011	5,333,334	533	3,006,987	-	3,007,520
Warrants issued on January 26, 2011	-	-	992,481	-	992,481
Shares issued at $0.75 per share on January 27, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 27, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on February 24, 2011	222,000	22	125,166	-	125,188
Warrants issued on February 24, 2011	-	-	41,312	-	41,312
Shares issued at $0.75 per share on March 4, 2011	33,334	3	18,795	-	18,798
Warrants issued on March 4, 2011	-	-	6,203	-	6,203
Shares issued at $0.75 per share on March 7, 2011	113,000	11	63,711	-	63,722
Warrants issued on March 7, 2011	-	-	21,028	-	21,028
Shares issued at $0.75 per share on March 15, 2011	165,000	17	93,028	-	93,045
Warrants issued on March 15, 2011	-	-	30,705	-	30,705
Shares issued at Cdn $1.00 per share on August 09, 2011	35,000	3	31,763	-	31,766
Shares issued at Cdn $1.00 per share on August 17, 2011	5,000	1	4,577	-	4,578
Shares issued at Cdn $1.00 per share on September 1, 2011	25,000	3	22,919	-	22,922
Shares issued at Cdn $1.00 per share on September 12, 2011	255,000	25	224,968	-	224,993
Shares issued at Cdn $1.00 per share on September 16, 2011	750,000	75	661,428	-	661,503

7

GENTOR RESOURCES INC.

	Number of Common Shares	Common Shares Amount	Additional paid- in capital	Accumulated deficit	Total shareholders’ equity (deficiency)

Shares issued at Cdn $1.00 per share on September 19, 2011	41,500	4	36,162	-	36,166
Shares issued at Cdn $1.00 per share on September 20, 2011	5,000	1	4,335	-	4,336
Shares issued at Cdn $1.00 per share on September 26, 2011	1,000	-	837	-	837
Shares issued at Cdn $1.00 per share on September 27, 2011	5,000	1	4,339	-	4,340
Shares issued at Cdn $1.00 per share on October 12, 2011	100,000	10	88,785	-	88,795
Shares issued at Cdn $1.00 per share on November 2, 2011	2,163,000	216	1,943,297	-	1,943,513
Financing costs	-	-	(856,078)	-	(856,078)
Warrant modification	-	-	1,057,787	(1,057,787)	-
Stock based compensation expense	-	-	582,081	-	582,081
Net loss for the year	-	-	-	(5,603,314)	(5,603,314)
Balance at December 31, 2011	62,753,840	$6,275	$40,761,669	$(16,239,433)	$24,528,511
Stock based compensation expense	-	-	581,295	-	581,295
Net loss for the year	-	-	-	(5,270,719)	(5,270,719)
Balance at December 31, 2012	62,753,840	$6,275	$41,342,964	$(21,510,151)	$19,839,088
Stock based compensation expense (note 9c)	-	-	76,799	-	76,799
Net loss for the period	-	-	-	(562,073)	(562,073)
	62,753,840	$6,275	$41,419,763	$(22,072,223)	$19,353,815

See accompanying notes to these interim condensed consolidated financial statements.

8

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2013

1.	ORGANIZATION AND GOING CONCERN

In February 2012, Gentor Resources Inc. (“the Company”) completed a corporate reorganization (the “Corporate Reorganization”), as a result of which the Company’s corporate jurisdiction was moved from Florida to the Cayman Islands.  The Corporate Reorganization was affected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company which had been incorporated on March 24, 2005) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. The Company is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

These interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  For the three months ended March 31, 2013, the Company had a loss from operations of $562,073 (three months ended March 31, 2012 – loss of $1,121,747) and an accumulated deficit of $22,072,223 (December 31, 2012 – $21,510,151), which raise substantial doubt on the Company’s ability to continue on a going concern basis.

The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mining properties and the discovery, development and sale of ore reserves.

These interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	BASIS OF CONSOLIDATION

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

These interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Gentor Idaho, Inc., Gentor Resources Limited (formerly known as APM Mining Limited) and Gentor International Limited.

Gentor Idaho, Inc. was incorporated on June 28, 2007 under the laws of the State of Idaho. Gentor Resources Limited was incorporated on November 19, 2009 under the laws of the British Virgin Islands and changed its name from APM Mining Limited on April 30, 2010 following its acquisition by the Company on March 8, 2010. Gentor International Limited was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing these interim condensed consolidated financial statements.

9

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three month period ended March 31, 2013

b)	MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	-	Straight line over a range of two to four years

Mining equipment	-	Straight line over four years

Office equipment	-	Straight line over four years

Furniture and fixtures	-	20% declining balance basis

Building	-	Straight line over five years

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment losses were warranted or recorded for the three months ended March 31, 2013 and 2012. Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less cost to sell.

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheets as at March 31, 2013 and December 31, 2012.

10

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2013

f)	STOCK BASED COMPENSATION

The Company has a stock option plan, which is described in note 9(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. The Company estimates that all options will vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada and the US that at times may exceed US and Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars and amounts are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the interim condensed consolidated statements of operations.

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of mineral properties and capital assets, estimation of future income taxes, useful lives of depreciable assets, and fair value estimates for stock options and warrants.

11

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2013

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity.

k)	INCOME TAXES

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to nil at the balance sheet date.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statement if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At March 31, 2013, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

12

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2013

l)	LOSS PER SHARE

Basic loss per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method.  The treasury method assumes that outstanding stock options and share purchase warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.  As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

m)	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2013, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”).  ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.  ASU 2013-02 is effective prospectively for interim and annual periods beginning after December 15, 2012, with early adoption permitted.  The adoption of this amendment in 2013 did not have a material effect on the presentation of the Company’s consolidated financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

3.	PREPAIDS AND ADVANCES

The prepaids and advances primarily consist of $328,377 for employee and travel advances, $61,630 for prepaid rent, $25,167 for prepaid insurance as at March 31, 2013 (December 31, 2012 - $133,110 for employee and travel advances, $54,296 for prepaid rent and $17,633 for prepaid insurance). Other items included in the prepaids and advances total $1,165 (December 31, 2012 - $520).

4.	LONG TERM DEPOSIT

The long-term deposit is a $10,000 certificate of deposit issued on March 11, 2013 and assigned to the United States Department of the Interiors, Bureau of Land Management, as a reclamation bond for the installation of a bridge crossing the Patterson creek at the Company’s Idaho project.

This certificate of deposit bears an interest rate of 1.75% per annum and matures on March 11, 2014. It will automatically roll over to maintain the bond in good standing.

13

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2013

5.	MINERAL PROPERTIES

Oman Project

On March 8, 2010, the Company acquired, through its wholly owned subsidiary Gentor Resources Limited, the earn-in rights to the Block 5 and Block 6 copper exploration projects located in Oman.  Pursuant to the Earn-in Agreement between Al Fairuz Mining and Gentor Resources Limited, which relates to the Block 5 project, the Company has earned a 65% equity position in Al Fairuz Mining. Pursuant to the Earn-in Agreement between Al Zuhra Company, LLC (“Al Zuhra Mining”) and Gentor Resources Limited, which relates to the Block 6 project, the Company has the right to earn up to a 70% equity position in Al Zuhra Mining.

The entire balance of $18,248,198 recorded in mineral properties in the balance sheet as of March 31, 2013 (December 31, 2012 - $18,248,198) is attributable to the Oman Project.

Idaho Project

Effective as of July 23, 2007, Bardswich LLC, an entity that is owned and controlled by Lloyd J. Bardswich (“Bardswich”), who was the President and CEO of the Company, and Gentor Idaho, Inc. (“Gentor Idaho”), a wholly owned subsidiary of the Company, entered into an assignment agreement whereby Bardswich LLC assigned all of its rights, title and interest in and to the Idaho Option Agreement (“Idaho Option Agreement”) to Gentor Idaho in exchange for $40,000 in cash and 500,000 common shares of the Company. The Idaho Option Agreement dated effective as of March 1, 2007 relates to a certain mineral lease agreement and an option to purchase twenty one (21) patented mining claims located over approximately 376 acres of real property and four other parcels of approximately 216 acres (collectively, the  “Optioned Properties”) in Lemhi County, Idaho. An initial payment of $40,000 in cash was made to the Idaho claim owner upon execution of the Idaho Option Agreement and an additional payment of $60,000 was made on the nine month anniversary date of signing the original Idaho Option Agreement. Payments totaling $300,000 were made from 2008 to 2010 to the Idaho claim owner.  On March 8, 2011, the Idaho claim owner agreed to accept a payment of $100,000 in lieu of the $200,000 payment that was due in full on March 1, 2011 (the fourth anniversary date of the Idaho Option Agreement). The foregoing agreed upon $100,000 payment has been paid to the Idaho claim owner.  All payments that become due subsequent to March 2011 remain as stipulated in the original agreement. To the extent that the Company makes any advanced minimum royalty payments, the Company is entitled to receive a corresponding credit against any required net smelter return royalties that are otherwise required to be paid to the Idaho claim owner under the Idaho Option Agreement. The Idaho Option Agreement also grants the Company an option to purchase the Idaho claim owner’s rights to the Optioned Properties, including but not limited to the IMA Mine, for a total purchase price of $5,000,000, excluding there from the right of the Idaho claim owner to receive a three percent (3%) royalty on net revenue generated from the sale of any molybdenum, copper, lead and zinc recovered from the IMA Mine and five percent (5%) royalty on the net revenue generated from the sale of all other ores, minerals, or other products recovered from the Optioned Properties.

14

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2013

In December 2012, the Company issued a press release announcing that it had entered into an agreement to sell all of its shares of Gentor Idaho for nominal consideration to Bardswich, who is the sole director and officer of Gentor Idaho. This transaction had not been completed as at March 31, 2013 and is subject to the approval of the TSX Venture Exchange.

Turkey Project

On April 30, 2012, the Company announced that it had entered into an agreement with a Turkish company (the “Licence Holder”) pursuant to which the Company has been granted a 12 month option period for the purposes of funding and carrying out the exploration for copper on properties (the “Project”) located in northeastern Turkey held by the Licence Holder. The Company paid the Licence Holder a $200,000 option fee under the said agreement. The underlying option provided the Company with the option to acquire a 70% interest in the Project, as to which a further $400,000 would have been payable by the Company to the Licence Holder, and the Company would have funded exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”). At the end of the second and third year of the Feasibility Period, the Company would have been required to pay annual sums of $300,000 to the Licence Holder.

6.	CAPITAL ASSETS

March 31, 2013

	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$162,238	$98,496	$63,742
Mining Equipment	110,188	50,301	59,887
Office Equipment	75,049	48,419	26,630
Furniture and Fixtures	15,876	5,913	9,963
Building	440,328	381,547	58,781
	$803,679	$584,676	$219,003

15

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2013

December 31, 2012

	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$162,238	$88,357	$73,881
Mining Equipment	110,188	44,033	66,155
Office Equipment	75,049	45,386	29,663
Furniture and Fixtures	15,876	5,387	10,489
Building	440,328	363,377	76,951
	$803,679	$546,540	$257,139

7.	RELATED PARTY TRANSACTIONS

As of March 31, 2013, a balance of $80,840 advanced to the Company from Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho) was outstanding (December 31, 2012 - $79,840).  This advance is unsecured, non-interest bearing and re-payable upon demand.

As of March 31, 2013, an amount of $2,057 (December 31, 2013 - $733) was due to Tembo Capital LLP of which Peter Ruxton, a director and officer of the Company, is a partner. During the three months ended March 31, 2013, the Company reimbursed to this entity travel and other office expenses incurred on behalf of this director and officer of the Company in the amount of $1,780 (December 31, 2012 - $43,126).

As of March 31, 2013, an amount of $nil (December 31, 2012 - $3,171) representing common office expenses was due to Banro Corporation, a corporation with common directors.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

16

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2013

8.	REPORTABLE SEGMENTS

The Company operates in one business segment: the exploration, mine development and extraction of precious metals in three geographic areas, the Sultanate of Oman, Turkey and the United States.

As at	March 31, 2013	December 31, 2012

Oman – mineral properties	$18,248,198	$18,248,198
Oman – capital assets	89,196	103,350
Turkey – capital assets	59,786	64,290
United States – capital assets	70,021	89,499
Total	$18,467,201	$18,505,337

9.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

As of March 31, 2013, the Company had outstanding 62,753,840 (December 31, 2012 – 62,753,840) common shares.

c)	Stock Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “New Plan”). In establishing the New Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the currently outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the New Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the New Plan shall not exceed 11,000,000 common shares. The exercise price of each stock option granted under the New Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

17

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2013

As at March 31, 2013, the Company had 1,825,000 (December 31, 2012 – 1,825,000) stock options outstanding to acquire common shares at a weighted average exercise price of $0.90. The remaining weighted average contractual life of outstanding options is 3.08 years.  All of the stock options granted are expected to vest. As of March 31, 2013, the forfeiture estimate of the outstanding options is 0%. The number of stock options forfeited, cancelled, expired and exercised during the three months ended March 31, 2013 was nil.  There were 1,375,000 stock options exercisable and 450,000 stock options unvested as at March 31, 2013. The weighted average fair value of options granted in 2013 is $0.00 (December 31, 2012 - $0.48). The weighted average fair value of options vested in 2013 is $0.48 (December 31, 2011 - $0.93). The weighted average exercise price of the options exercisable is $0.86 and options expected to vest is $0.90 with a remaining weighted average contractual lives of 2.90 years and 3.08 years respectively. As at March 31, 2013, the intrinsic value of the outstanding options was $nil because all outstanding options were out of the money.

During the three months ended March 31, 2013, the Company recognized as a stock based compensation expense (included in the general and administrative expenses) in the interim condensed consolidated statements of operations $76,799 (three months ended March 31, 2012 - $154,522). This amount was credited accordingly to additional paid-in capital in the balance sheet. As at March 31, 2013 the unrecognized stock based compensation expense is $140,675 with a weighted average life of 3.08 years (December 31, 2012 - $217,650, 3.33 years).

The Black-Scholes option-pricing model was used to estimate values of all stock options granted in 2012 (no options granted in 2013) based on the following assumptions:

(i)	Risk-free interest rate: nil%, which is based on the 3-5 year Bank of Canada marketable bonds average yield (December 31, 2012 – 0.81% - 0.91%).
(ii)	Expected volatility: nil%, which is based on the Company’s historical stock price (December 31, 2012 – 67.11% - 67.33%).
(iii)	Expected life: nil (December 31, 2012 – 5 years).
(iv)	Expected dividends: $nil (December 31, 2012 - $nil).

d)	Loss Per Share

Basic loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three months period ended March 31, 2013, amounting to 62,753,840 common shares (three months ended March 31, 2012 – 62,753,840).

Diluted loss per share was calculated using the treasury stock method. For the three months ended March 31, 2013 and December 31, 2012, stock options and warrants were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

18

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2013

10.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

For three months ended,		March 31, 2013		March 31, 2012

Cash paid during the period for:	$		$
Interest		-		-
Income taxes		-		-

11.	INCOME TAXES

For income tax purposes the Company had $562,073 of net operating losses for the three months period ended March 31, 2013, which can be used to offset future taxable income. During the year ended December 31, 2012, the Company incurred net losses and, therefore, had no tax liability. The net deferred tax asset generated by the cumulative loss carryforward has been fully reserved.

The net operating loss carryforward is $11,118,619 at March 31, 2013. No income tax benefit has been recorded in these interim condensed consolidated financial statements since the recoverability of such assets will more likely than not be realized through known future revenue sources.

12.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Omani rials, Canadian dollars and Turkish Lira.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at March 31, 2013. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Omani rial, the Turkish Lira and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Omani rial and Canadian dollar would have had the equal but opposite effect as at March 31, 2013.

19

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

For the three month period ended March 31, 2013

	Omani Rial	Canadian Dollar	Turkish Lira
	$	$	$
Cash	33,904	425,524	17,057
Prepaids and advances	23,788	18,600	595,926
Accounts payable	-	(87,654)	(9,868)
Accrued liabilities	(75,851)	-	-
Total foreign currency working capital	(18,159)	356,470	603,115
US$ exchange rate at March 31, 2013	2.5908	0.9843	0.5519
Total foreign currency net working capital in US$	(47,046)	350,873	332,859
Impact of a 10% strengthening of the US$ on net loss	$(4,705)	$35,087	$33,286

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including commodity prices.

c)	TITLE RISK

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

20